                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]

                      For the Year Ended December 31, 1998

/_/ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED]

    For the transition period from _______________ to _____________

Commission File No. 1-9753

     A.   Full title of the plan:

          Georgia Gulf Corporation Savings and Capital Growth Plan

          (referred to herein as the "Plan")

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Georgia Gulf Corporation
          400 Perimeter Center Terrace
          Suite 595
          Atlanta, GA 30346
          (770) 395-4500

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

               GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN

                                                     GEORGIA GULF CORPORATION
                                                     (plan administrator)



                                                     By:  /S/ JOEL I. BEERMAN
                                                     Joel I. Beerman
                                                     Vice-President



June 30, 1999

                            GEORGIA GULF CORPORATION
                         SAVINGS AND CAPITAL GROWTH PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997





                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits, With Fund Information--December 31, 1998 and 1997

     Statements of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Years Ended December 31, 1998 and 1997


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1998

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Georgia Gulf Corporation
Savings and Capital Growth Plan:


We have audited the accompanying statements of net assets available for plan benefits of the GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Atlanta, Georgia
May 28, 1999

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                           DECEMBER 31, 1998 AND 1997





                                                           TOTAL RETURN FUND
                                                          1997          1998

INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund                      $41,539,454   $41,507,111
      INVESCO Stable Value Fund                                0             0
      Fidelity Blue Chip Growth Fund                           0             0
      Dodge & Cox Stock Fund                                   0             0
      UAM Small Company Fund                                   0             0
      American Funds Europacific Growth Fund                   0             0
      IDS-New Dimensions                                       0             0
      Vanguard 500 Index Fund                                  0             0
   Equity Securities:
      Georgia Gulf Corporation Stock                           0             0
   Investments, at contract value:
      Participant loans (Note 4)                               0             0
---------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS               $41,539,454   $41,507,111


                                                                   PARTICIPANT-DIRECTED
                                                                                       BLUE CHIP
                                                       STABLE VALUE FUND              GROWTH FUND                STOCK FUND
                                                       1997          1998          1997        1998         1997          1998

INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund                  $       0      $         0  $       0   $0            $              $
      INVESCO Stable Value Fund                   8,588,029      15,900,553          0    0                      0              0
      Fidelity Blue Chip Growth Fund                      0               0  9,987,117    0                      0              0
      Dodge & Cox Stock Fund                              0               0          0    0             14,631,514     12,643,843
      UAM Small Company Fund                              0               0          0    0                      0              0
      American Funds Europacific Growth Fund              0               0          0    0                      0              0
      IDS-New Dimensions                                  0               0          0    0                      0              0
      Vanguard 500 Index Fund                             0               0          0    0                      0              0
   Equity Securities:
      Georgia Gulf Corporation Stock                      0               0          0    0                      0              0
   Investments, at contract value:
      Participant loans (Note 4)                          0               0          0    0                      0              0
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS           $8,588,029     $15,900,553  $9,987,117  $0            $14,631,514    $12,643,843


                                                           SMALL COMPANY FUND
                                                            1997          1998
INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund                        $        0    $        0
      INVESCO Stable Value Fund                                 0             0
      Fidelity Blue Chip Growth Fund                            0             0
      Dodge & Cox Stock Fund                                    0             0
      UAM Small Company Fund                           12,403,394    10,485,549
      American Funds Europacific Growth Fund                    0             0
      IDS-New Dimensions                                        0             0
      Vanguard 500 Index Fund                                   0             0
   Equity Securities:
         Georgia Gulf Corporation Common Stock                  0             0
   Investments, at contract value:
         Participant loans (Note 4)                             0             0
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $12,403,394   $10,485,549


                                                                     PARTICIPANT-DIRECTED
                                                    EUROPACIFIC GROWTH FUND         GEORGIA GULF STOCK FUND
                                                     1997          1998              1997          1998
INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund                   $        0     $       0      $        0     $        0
      INVESCO Stable Value Fund                            0             0               0              0
      Fidelity Blue Chip Growth Fund                       0             0               0              0
      Dodge & Cox Stock Fund                               0             0               0              0
      UAM Small Company Fund                               0             0               0              0
      American Funds Europacific Growth Fund       4,080,782     3,864,352               0              0
      IDS-New Dimensions                                   0             0               0              0
      Vanguard 500 Index Fund                              0             0               0              0
   Equity Securities:
         Georgia Gulf Corporation Common Stock             0             0      26,980,718     13,460,912
   Investments, at contract value:
         Participant loans (Note 4)                        0             0               0              0
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $4,080,782    $3,864,352     $26,980,718    $13,460,912



                                                               IDS-NEW
                                                            DIMENSIONS FUND
                                                         1997              1998
INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund                             $0        $         0
      INVESCO Stable Value Fund                              0                  0
      Fidelity Blue Chip Growth Fund                         0                  0
      Dodge & Cox Stock Fund                                 0                  0
      UAM Small Company Fund                                 0                  0
      American Funds Europacific Growth Fund                 0                  0
      IDS-New Dimensions                                     0         13,253,455
      Vanguard 500 Index Fund                                0                  0
   Equity Securities:
         Georgia Gulf Corporation Common Stock               0                  0
   Investments, at contract value:
         Participant loans (Note 4)                          0                  0
NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $0        $13,253,455


                                                               PARTICIPANT-DIRECTED
                                                       VANGUARD                                    NONPARTICIPANT-DIRECTED
                                                    500 INDEX FUND      PARTICIPANT LOAN FUND         TOTAL RETURN FUND
                                                   1997      1998         1997          1998         1997           1998

INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund                     $0   $        0    $       0     $       0     $32,185,494   $34,291,058
      INVESCO Stable Value Fund                      0            0            0             0               0             0
      Fidelity Blue Chip Growth Fund                 0            0            0             0               0             0
      Dodge & Cox Stock Fund                         0            0            0             0               0             0
      UAM Small Company Fund                         0            0            0             0               0             0
      American Funds Europacific Growth Fund         0            0            0             0               0             0
      IDS-New Dimensions                             0            0            0             0               0             0
      Vanguard 500 TR Portfolio                      0    8,610,686            0             0               0             0
   Equity securities:
      Georgia Gulf Corporation Common Stock          0            0            0             0               0             0
   Investments, at contract value:
      Participant loan fund (Note 4)                 0            0    2,974,350     3,003,258               0             0
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $0   $8,610,686   $2,974,350    $3,003,258     $32,185,494   $34,291,058





                                                      TOTAL
                                               1997           1998

INVESTMENTS, AT QUOTED MARKET PRICES:
   Mutual funds:
      INVESCO Total Return Fund               $ 73,724,948  $  75,798,169
      INVESCO Stable Value Fund                  8,588,029     15,900,553
      Fidelity Blue Chip Growth Fund             9,987,117              0
      Dodge & Cox Stock Fund                    14,631,514     12,643,843
      UAM Small Company Fund                    12,403,394     10,485,549
      American Funds Europacific Growth Fund     4,080,782      3,864,352
      IDS-New Dimensions                                 0     13,253,455
      Vanguard 500 TR Portfolio                          0      8,610,686
   Equity securities:
      Georgia Gulf Corporation Common Stock     26,980,718     13,460,912
   Investments, at contract value:
      Participant loan fund (Note 4)             2,974,350      3,003,258
NET ASSETS AVAILABLE FOR PLAN BENEFITS        $153,370,852   $157,020,777

        The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION,

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                                     TOTAL RETURN FUND
                                                                     1997          1998

CONTRIBUTIONS (NOTE 4):
   Employer                                                     $    753,215   $    721,785
   Participant                                                       932,331        894,155
            Total contributions                                    1,685,546      1,615,940

INTEREST AND DIVIDEND INCOME                                               0              0

NET GAIN (LOSS) FROM INVESTMENTS (NOTE 2)                          8,466,699      4,857,707

INTEREST INCOME--PARTICIPANT LOANS (NOTE 4)                           64,414         67,377

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS                              232,658        269,813
                                                                  10,449,317      6,810,837
BENEFIT PAYMENTS                                                  (2,159,440)    (2,674,849)

LOAN DISBURSEMENTS                                                  (504,422)      (397,035)
                                                                  (2,663,862)    (3,071,884)
INTERFUND TRANSFERS                                               (3,728,134)    (3,745,340)
NET INCREASE (DECREASE)                                            4,057,321         (6,387)
---------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR
                                                                  37,482,133     41,539,454
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR
                                                                 $41,539,454    $41,533,067



                                                             PARTICIPANT-DIRECTED
                                                 STABLE VALUE FUND         BLUE CHIP GROWTH FUND             STOCK FUND
                                                1997          1998          1997          1998          1997           1998

CONTRIBUTIONS (NOTE 4):
   Employer                                 $   280,689   $    411,578  $   375,119   $          0   $   394,366  $    345,112
   Participant                                  291,046        415,502      556,379              0       522,220       533,256
            Total contributions                 571,735        827,080      931,498              0       916,586       878,368

INTEREST AND DIVIDEND INCOME                    405,243        537,127            0              0             0             0

NET GAIN (LOSS) FROM INVESTMENTS (NOTE 2)             0              0    1,626,970         30,367     2,825,204       491,531

INTEREST INCOME--PARTICIPANT LOANS (NOTE 4)      19,460         26,867       31,104              1        29,780        29,253

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS          61,407         86,321      112,644              3       118,271       131,415
                                              1,057,845      1,477,395    2,702,216         30,371     3,889,841     1,530,567
BENEFIT PAYMENTS                               (669,945)    (2,110,981)    (459,974)             0      (733,219)     (362,658)

LOAN DISBURSEMENTS                             (123,192)      (237,910)     (94,486)             0       (88,168)     (138,768)
                                               (793,137)    (2,348,891)    (554,460)             0      (821,387)     (501,426)
INTERFUND TRANSFERS                           1,480,359      8,184,020    2,272,411    (10,017,488)    2,401,335    (3,016,812)
NET INCREASE (DECREASE)                       1,745,067      7,312,524    4,420,167     (9,987,117)    5,469,789    (1,987,671)
NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT BEGINNING OF YEAR
                                              6,842,962      8,588,029      5,566,950    9,987,117      9,161,725    14,631,514
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT END OF YEAR
                                             $8,588,029    $15,900,553     $9,987,117  $         0    $14,631,514   $12,643,843



                                                                               SMALL COMPANY FUND
                                                                              1997           1998

CONTRIBUTIONS (NOTE 4):
   Employer                                                             $    328,402    $   301,927
   Partaicipant                                                              519,691        452,562
            Total contributions                                              848,093        754,489

INTEREST AND DIVIDEND INCOME                                                       0              0

NET GAIN (LOSS) FROM INVESTMENTS (NOTE 2)                                  2,349,700        209,498

INTEREST INCOME--PARTICIPANT LOANS (NOTE 4)                                   26,092         26,398

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS                                       88,931        117,007
                                                                           3,312,816      1,107,392
BENEFIT PAYMENTS                                                            (399,180)      (513,049)

LOAN DISBURSEMENTS                                                           (83,486)      (131,611)
                                                                            (482,666)      (644,660)
INTERFUND TRANSFERS                                                        2,071,170     (2,380,577)
NET INCREASE (DECREASE)                                                    4,901,320     (1,917,845)

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR
                                                                           7,502,074     12,403,394
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR                    $12,403,394    $10,485,549



                                                            PARTICIPANT-DIRECTED
                                                                                                             IDS NEW
                                                 EUROPACIFIC GROWTH FUND     GEORGIA GULF STOCK FUND      DIMENSIONS FUND
                                                   1997          1998          1997          1998      1997       1998

CONTRIBUTIONS (NOTE 4):
   Employer                                     $  139,901    $  124,863  $    942,834  $     651,908    $0   $   439,537
   Partaicipant                                    198,846       181,819     1,345,565        859,142     0       641,328
            Total contributions                    338,747       306,682     2,288,399      1,511,050     0     1,080,865

INTEREST AND DIVIDEND INCOME                             0             0       333,743        223,571     0             0

NET GAIN (LOSS) FROM INVESTMENTS (NOTE 2)          150,500       593,818     3,577,377     (9,334,787)    0     2,349,716

INTEREST INCOME--PARTICIPANT LOANS (NOTE 4)          9,741         9,817        92,173         74,792     0        39,732

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS             43,188        42,657       275,013        247,123     0       148,559
                                                   542,176       952,974     6,566,705     (7,278,251)    0     3,618,872
BENEFIT PAYMENTS                                  (189,760)     (112,650)     (791,375)      (937,065)    0      (225,772)

LOAN DISBURSEMENTS                                 (42,711)      (34,883)     (309,168)      (263,668)    0      (111,706)
                                                  (232,471)     (147,533)   (1,100,543)    (1,200,733)    0      (337,478)
INTERFUND TRANSFERS                              1,107,730    (1,021,871)   (5,604,871)    (5,040,822)    0     9,972,061
NET INCREASE (DECREASE)                          1,417,435      (216,430)     (138,709)   (13,519,806)    0    13,253,455

NET ASSETS AVAILABLE FOR PLAN
BENEFITS AT BEGINNING OF YEAR
                                                 2,663,347     4,080,782    27,119,427     26,980,718     0             0
NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT END OF YEAR                                 $4,080,782    $3,864,352   $26,980,718    $13,460,912    $0   $13,253,455


                                                      PARTICIPANT-DIRECTED
                                                  VANGUARD                                    NONPARTICIPANT-DIRECTED
                                              500 INDEX FUND   PARTICIPANT LOAN FUND         TOTAL RETURN FUND
                                            1997      1998     1997            1998           1997           1998

CONTRIBUTIONS (NOTE 4):
   Employer                                $0   $   227,456  $         0   $         0  $          0  $          0
   Participant                              0       306,187            0             0             0             0
            Total contributions             0       533,643            0             0             0             0

INTEREST AND DIVIDEND INCOME                0             0            0             0             0             0

NET GAIN (LOSS) FROM INVESTMENTS (NOTE 2)   0     1,101,213            0             0     6,751,545     4,226,957

INTEREST INCOME--PARTICIPANT LOANS (NOTE 4) 0        18,785            0             0             0             0

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS     0        77,429     (932,112)   (1,120,327)            0             0
                                            0     1,731,070     (932,112)   (1,120,327)    6,751,545     4,226,957

BENEFIT PAYMENTS                            0      (147,640)     (20,863)     (205,919)   (1,061,625)   (2,147,349)

LOAN DISBURSEMENTS                          0       (39,779)   1,245,633     1,355,360             0             0
                                            0      (187,419)   1,224,770     1,149,441    (1,061,625)   (2,147,349)
INTERFUND TRANSFERS                         0     7,066,829            0             0             0             0
NET INCREASE (DECREASE)                     0     8,610,480      292,658        29,114     5,689,920     2,079,608

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT BEGINNING OF YEAR
                                            0             0    2,681,692     2,974,350    26,495,574    32,185,494
NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT END OF YEAR                             $0    $8,610,480   $2,974,350   $33,003,464   $32,185,494   $34,265,102






                                                             TOTAL
                                                        1997           1998

CONTRIBUTIONS (NOTE 4):
   Employer                                     $    3,214,526    $ 3,224,166
   Participant                                       4,366,078      4,283,951
            Total contributions                      7,580,604      7,508,117

INTEREST AND DIVIDEND INCOME                           738,986        760,698

NET GAIN (LOSS) FROM INVESTMENTS (NOTE 2)           25,747,995      4,526,020

INTEREST INCOME--PARTICIPANT LOANS (NOTE 4)            272,764        293,022

PRINCIPAL REPAYMENTS--PARTICIPANT LOANS                      0              0
                                                                   13,087,857
                                                    34,340,349
BENEFIT PAYMENTS                                    (6,485,381)    (9,437,932)

LOAN DISBURSEMENTS                                           0              0
                                                    (6,485,381)    (9,437,932)
INTERFUND TRANSFERS                                          0              0
NET INCREASE (DECREASE)                             27,854,968      3,649,925

NET ASSETS AVAILABLE FOR PLAN BENEFITS
 AT BEGINNING OF YEAR
                                                   125,515,884    153,370,852
NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT END OF YEAR                                    $153,370,852   $157,020,777






        The accompanying notes are an integral part of these statements.

                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



  1.  THE PLAN

      The Georgia Gulf Corporation Savings and Capital Growth Plan (the "Plan") was established effective January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. ("Chemicals") by Georgia Gulf Corporation (the "Company") from Georgia-Pacific Corporation ("G-P"). G-P transferred assets with a fair value of $9,758,567 to the Plan which related to benefits earned by employees of Chemicals under a benefit plan sponsored by G-P.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      INVESTMENT VALUATION

      Investments in the Plan are stated at fair market value based on current security exchange prices. Net gain (loss) from investments includes realized gains (losses) from the sales of investments and unrealized appreciation (depreciation) of investments. The following table summarizes the net gain (loss) from investments as of December 31, 1997 and 1998:

                                                                             1997              1998

     Net appreciation in fair value of Georgia Gulf
          Corporation common stock                                         $ 3,577,377       $(9,334,787)
     Net gain from mutual funds                                             22,170,618        13,860,807
                                                                           $25,747,995       $ 4,526,020



      TAX STATUS

      The plan obtained its latest determination letter on November 13, 1996, in which the

      Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan's financial statements.


  3.  TRUST AGREEMENT

      Effective October 1, 1995, INVESCO Trust Company (the "Trustee") accepted fiduciary responsibility as Trustee for the Plan. Expenses incurred by the Trustee in the performance of its duties under this agreement, other than investment advisor fees, are paid by the Plan.


  4.  PLAN DESCRIPTION

      The following description of the Plan is provided for informational purposes only. Participants should refer to the plan document for more specific information:

      GENERAL

      The Plan is a defined contribution plan covering substantially all salaried employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan is divided into three accounts, each containing specific benefits, vesting, and limitations, as defined in the plan document:

               CAPITAL GROWTH ACCOUNT

               All full-time salaried employees of the Company are eligible to participate in the Capital Growth Account on the January 1 following the employee's hire date. Contributions consist of a yearly company contribution of 3% of participants' annual compensation, as defined by the plan agreement. The contribution is limited to current and accumulated earnings and profits in accordance with IRS regulations and is fully vested immediately. Pursuant to an amendment effective October 1, 1995, the contribution is participant-directed.

               Employees whose termination is due to disability or death or whose termination occurs after reaching age 55 with 5 or more years of service will be entitled to a contribution for the year of termination. On December 31, 1998, 917 employees or former employees received a basic contribution to their capital growth account.

               SAVINGS ACCOUNT

               All full-time salaried employees may elect to participate in the savings account at the beginning of any calendar quarter. Contributions consist of pretax and/or after-tax participant contributions of up to 14% of compensation at the election of participants, and a Company matching contribution equal to 50% of employee before-tax contributions up to a maximum of 4% of annual compensation. Company contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations. Matching contributions vest at a rate of 10% per year for the first four years of service and 20% per year for the fifth, sixth, and seventh years of service or vest immediately if an employee leaves the Company due to death, disability, or retirement at age 60 or later. All forfeited balances are used to reduce employer contributions in future periods. As of December 31, 1998, 936 employees were making contributions to their savings accounts.

               PRIOR PLAN ACCOUNT

               Present participants of the Plan who were previously employees of Georgia-Pacific Chemicals may have participated in a predecessor Plan, which consisted of an employer fund and employee fund. Employer fund balances consisted of annual contributions, plus earnings. Employee fund balances consisted of employee after-tax contributions, plus earnings. Upon termination of employment by Georgia-Pacific Chemicals due to the Company's acquisition, these prior plan account balances were transferred to the Plan and became fully vested.

               When an employee leaves the Company, he may elect to receive his entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company's defined benefit plan, the Salaried Employees Retirement Plan. If the employee elects a lump-sum distribution, the pre-1985 pension benefit is reduced by the monthly annuity value of the employer fund balance.

               Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

      INVESTMENT FUNDS

      Assets held in the Plan as of December 31, 1998 are invested by the Trustee in one or more of the eight investment fund options as directed by participants and/or plan management: The Total Return Fund, the Stable Value Fund, the Stock Fund, the Small Company Fund, the Europacific Growth Fund, the Georgia Gulf Stock Fund, the IDS New Dimensions Fund, and the Vanguard 500 Index Fund. Prior plan account assets are invested in the Total Return Fund at December 31, 1998, and 1997. Savings account assets may be divided at the participants' discretion among the fund options in 1% increments, and participants may change their investment elections monthly. A description of the investment fund options follows:

               TOTAL RETURN FUND

               A fund comprised of units in the INVESCO Total Return Fund, a mutual fund, which invests in stocks and bonds to achieve a competitive rate of return while maintaining low volatility.

               STABLE VALUE FUND

               A fund comprised of units in the ITC Stable Value Fund, a collective trust, which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds. Guaranteed investment contracts that provide for benefit payments or withdrawals on a contractual basis, and with respect to which there is no active trading market, are valued at their fair values, as determined by the trustee of the collective trust which, in the case of such investments providing for such payments or withdrawals without penalties, are generally deemed to be accrued at book value (cost plus accrued income). Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment contracts existed.

               STOCK FUND

               A fund comprised of a mutual fund investing in common stock of well-established companies to achieve long-term capital growth.

               SMALL COMPANY FUND

               A fund comprised of an aggressive equity mutual fund investing in small-sized companies to achieve substantial capital appreciation.

               EUROPACIFIC GROWTH FUND

               A fund comprised of units in the American Funds Europacific Growth Fund. This mutual fund invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

               GEORGIA GULF STOCK FUND

               A fund comprised of Georgia Gulf Corporation common stock.

               IDS NEW DIMENSIONS FUND

               A mutual fund comprised of units in the IDS New Dimensions Fund. This fund invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

               VANGUARD 500 INDEX FUND

               A fund comprised of units in the Vanguard 500 Index Fund. This is a mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

      BENEFITS

      Benefits of the Plan are payable to the designated beneficiary if termination is due to death. Distributions to employees are made only upon termination of service.

      PARTICIPANT LOANS

      A Plan participant may generally borrow up to 50% of his/her total vested account balance. The vested account balance consists of employee pretax contributions, his/her vested portion of Company matching contributions, and the Company basic contributions. Loans will be made for no less than $1,000 and no more than $50,000. Loans are repaid by monthly payroll deductions covering both principal and interest. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended. Participants may have only one loan outstanding at any given time. Interest rates are based on the prime interest rate plus 1% at the time a loan is approved.

      PLAN TERMINATION

      In the event the Plan terminates, participants become 100% vested for all company contributions regardless of length of service. In addition, any unallocated Plan funds will be allocated to the appropriate accounts of Plan members and beneficiaries.

  5.  SUBSEQUENT EVENT

      On January 1, 1999, the employees of North American Plastics began participating in the Plan. North American Plastics, a subsidiary of Georgia Gulf Corporation, was purchased during the 1998 fiscal year. In addition, on April 1, 1999 the Plan was amended and $4,484,056 was rolled over into the plan from the North American Plastics Profit Sharing Plan.

                                                                      SCHEDULE I



                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998




                                                                                                                            CURRENT
            IDENTITY OF ISSUER                                  DESCRIPTION OF INVESTMENTS                   COST            VALUE

                                      COLLECTIVE TRUST:
*    INVESCO trust company               Stable Value Fund, shares or face value 15,900,553          $   15,900,553   $   15,900,553

                                      MUTUAL FUNDS:

*    INVESCO funds group                    INVESCO Total Return Fund shares or face value, 2,417,033    56,359,563       75,798,169
     IDS                                    New Dimensions Fund, shares or face value, 461,487           11,904,254       13,253,455
     Dodge & Cox                            Dodge & Cox Stock Fund, shares or face value, 139,434        11,595,340       12,643,843
     Vanguard                               500 Index Fund, shares or face value, 75,565                  7,840,092        8,610,686
     UAM                                    UAM Small Company Fund, shares or face value, 423,415         9,876,977       10,485,549
     American Funds                         Europacific Growth Fund, shares or face value, 133,689        3,690,382        3,864,352

                                                  Total mutual funds                                    101,266,608      124,656,054

                                      NOTES AND MORTGAGES:

*    Various Plan Participants           Participant loans (with interest rates ranging from 8.75%
                                         to 9.50%), shares or face value, 3,003,258                       3,003,258        3,003,258

                                      COMMON STOCK:

*    Georgia Gulf Corporation            Georgia Gulf Corporation Common Stock, shares or face value,    15,740,027       13,460,912
                                          770,075
                                         Total investments                                             $135,910,446     $157,020,777




                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                            GEORGIA GULF CORPORATION

                         SAVINGS AND CAPITAL GROWTH PLAN


                ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                                  Purchases
                                                           Number                   Number                     Sales        Net
                                                             of          Purchase     of          Selling       Cost        Gain
    Identity of Issuer       Description of Investments  Transactions     Price    Transactions    Price     of Assets     (Loss)

*  INVESCO TRUST COMPANY     Stable Value Fund               141        $18,275,961   141       $10,834,601 $10,834,601  $        0
*  INVESCO FUNDS GROUP       Total Return Fund               140         10,089,864   194        12,798,596  10,443,943   2,354,653
   FIDELITY                  Blue Chip Growth Fund             3                  4     3        10,017,493   8,796,173   1,221,320
   DODGE & COX               Stock Fund                      122          6,013,086   180         7,247,797   6,646,173     601,624
   UAM                       Small Company Fund              129          4,265,636   187         5,723,639   5,028,033     695,606
   IDS                       New Dimensions Fund             152         17,445,596   178         5,932,383   5,541,342     391,041
   VANGUARD                  500 Index Fund                  160         11,311,995   105         3,685,497   3,471,903     213,594
*  GEORGIA GULF CORPORATION  Georgia Gulf Corporation
                              Common Stock                   120          9,438,375   173        13,848,011  11,600,916   2,247,095



                        *Represents a party in interest.


 (a) Represents a transaction or series of transactions in securities of the same issue in excess of 5% of fair market value of plan assets as of the beginning of the year.

          The accompanying notes are an integral part of this schedule.